[Letterhead of Sutherland Asbill & Brennan LLP]

August 17, 2015

VIA EDGAR

Ms. Mary A. Cole

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Oxford Lane Capital Corp.

Registration Statement on Form N-2

File No: 333-205405

Dear Ms. Cole:

On behalf of Oxford Lane Capital Corp. (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on July 28, 2015, with respect to the Company’s registration statement on Form N-2 (File No. 333-205405), filed with the Commission on July 1, 2015 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Prospectus have been referenced in the Company’s response, such revisions have been included in Amendment No. 1 to the Registration Statement filed concurrently herewith.

General

  The Company discloses that it will invest substantially, without imposing investor qualifications, in CLO vehicles that would be deemed to be investment companies under the 1940 Act but for the exceptions set forth in section 3(c)(1) or section 3(c)(7). Please explain to us why the Company should not be subject to the same limits regarding investor qualifications (e.g., accredited investors and investment minimums) as registered funds of hedge funds and registered funds of private equity funds. In your explanation, please explain how the CLO vehicles are similar to, and different from, private funds, such as hedge funds and private equity funds. As part of your explanation, please also discuss: (1) the amount of leverage in the Company’s CLO investments, including the average leverage of the Company’s CLO investments and the Company’s CLO investment that has the highest leverage (e.g., 10 times leverage); (2) whether the Company has any limits on investment in a CLO investment that exceeds a certain amount of leverage; and (3) whether the managers of the CLO are generally entitled to performance fees, and what those performance fees are based on (e.g., limited to income, or also include performance fees on capital gains).

Ms. Mary A. Cole
August 17, 2015

We also note that the Company includes risk factor disclosure noting that CLO vehicles in general are highly levered (10-14 times), but that disclosure does not discuss the leverage of CLOs that the Company invests in. Please make this disclosure more specific to the Company’s CLO investments.

The Company advises the Staff on a supplemental basis that it does not believe that the limitations regarding investor qualifications that the Staff has imposed on registered funds of hedge funds and registered funds of private equity funds (collectively, the “private funds”) would be necessary or appropriate with respect to the Company given: (i) the significant structural differences between those types of actively-managed private funds on the one hand and collateralized loan obligation (“CLO”) vehicles in which the Company invests on the other hand, (ii) the significantly greater liquid market that exists for the types of CLO investments held by the Company, and (iii) the fact that the Company's investment activities are consistent with other publicly-traded funds, including business development companies (“BDCs”), that have taken significant positions in CLO vehicles.

Structural Differences between Private Equity and Hedge Funds and CLO Vehicles

While not all CLO vehicles expressly rely on Rule 3a-7 under the Investment Company Act of 1940, as amended (the "1940 Act"), each is generally operated in a manner substantially consistent with the provisions of Rule 3a-7 as it pertains to the acquisition and disposition of assets underlying the CLO vehicle. As a result, CLO vehicles are not managed in nearly the same way that private funds are managed.  Specifically, CLO vehicles are governed by their indentures, which significantly limit the ability of any collateral manager to deviate beyond a very tightly-drawn set of parameters with regard to the assets held by that CLO vehicle.

Examples of the specific limitations contained within all CLO indentures include limitations on the type and concentration of their holdings, the credit ratings and market values of those holdings and the extent of and timing with which those assets are replaced by other assets within that CLO vehicle.  Those indenture provisions are monitored by an independent trustee, which is typically a major financial institution, that is responsible for ensuring the CLO vehicle’s compliance with those provisions at all times. Managers of private funds have vastly greater latitude with regard to both their choice of investments and the management and disposition of those assets, and correspondingly are entitled to significantly greater management fees than investment advisers that manage CLO vehicles. Notably, management fees for collateral managers of CLO vehicles  are typically in a range of 10% to 25% of the fees payable by a typical private fund. Performance fees for collateral managers of CLO vehicles are typically based on aggregate internal rates of return / total distributions (cashflow) above a cumulative total return hurdle.

Ms. Mary A. Cole
August 17, 2015

In addition, CLO vehicles are generally formed with a substantially ramped investment portfolio that can be evaluated by an investor at inception, as opposed to private funds which draw down capital from investors over time to make investments identified by their respective fund managers. As a result, investors in private funds frequently have little or no prior knowledge as to what those funds ultimately acquire for their investment portfolio. In contrast, the Company considers a CLO vehicle’s portfolio of loan assets prior to making any investment. In those cases where the Company purchases CLO interests in the secondary market, that CLO’s portfolio is fully known to the Company. Also, in view of the restrictions on investment and reinvestment by CLO managers discussed above, the Company benefits from a high degree of certainty regarding the nature of a CLO vehicle’s future portfolio.

Liquid Market for CLO Investments

There exists a long-standing and active trading market for the debt and equity tranches of CLO vehicles, which provides significantly greater liquidity to their investors than typical private funds. In particular, private funds generally restrict an investor’s ability to transfer their interest to other investors. In contrast, debt and equity investments in CLO vehicles can typically be traded among investors in much the same manner as Rule 144A syndicated debt investments, which allows an investor to exit a CLO investment relatively quickly. Active and long-term participants and market makers in the trading market for CLO debt and equity investments include firms such as Goldman Sachs, Morgan Stanley, Citibank, Bank of America Merrill Lynch, Wells Fargo, Credit Suisse and Nomura.

As a result of that active market, the Company believes that it would currently be able to exit any of its CLO investments within a few days at prevailing market rates.  This contrasts starkly with the situation of private funds, for which typically there is little or no liquidity at all for investors, which requires such investors to wait multiple years to exit their investment in the private fund. In fact, the Company has utilized CLO market liquidity to actively manage its portfolio since the Company’s initial public offering in January 2011. The Company has never held a CLO investment to its legal final maturity, but has instead made purchases and sales on a regular and ongoing basis, which is consistent with the market in which the Company operates. As such, the Company’s ability to move in and out of CLO positions allows for a level of active management at the Company level that is not present in a fund of private funds where fund assets are typically locked-in to underlying investments for several years.

Similarity to BDCs and other Publicly-Traded Funds

The Company’s investment activities are consistent with the operation of BDCs, which are active investors in the equity tranches of CLO vehicles, and with registered funds that invest in syndicated corporate loans, which are the type of loans held by CLO vehicles. The Company believes that syndicated loans, bilateral loans, CLO vehicles and various other types of equity and debt securities, all of which are subject to limitations regarding investor qualifications, represent the vast majority of the portfolio investments of BDCs and comprise significant portions of the portfolios of other registered funds that operate in a manner similar to the Company. Similar to the Company’s CLO investments, syndicated and bilateral debt investments would typically not be available to individual investors. Nevertheless, the Staff has refrained from imposing any investor restrictions on BDCs or similar registered funds that invest in such private debt investments. The Company believes that it should continue to be treated in a manner consistent with BDCs and similar registered funds that invest in less liquid privately issued securities, without being subjected to the types of investor restrictions associated with the more complex structures of true funds of private funds.

Ms. Mary A. Cole
August 17, 2015

In view of the foregoing, the Company respectfully advises the Staff that it does not believe that the Staff’s position with respect to investor qualifications for registered funds of private funds should be extended to registered closed-end funds, such as the Company, that invest in the debt and equity of CLO vehicles.

In response to the Staff's comment, the Company further advises the Staff on a supplemental basis that, as of June 30, 2015, the amount of average leverage in the Company’s CLO investments is 10.5 times and the Company’s CLO investment that has the highest leverage, which is 14.1 times, is Longfellow Place CLO. The Company does not have any limits on investing in a CLO vehicle that exceeds a certain amount of leverage.

Lastly, in response to the Staff’s request, the Company has revised the risk factor disclosure that noted that CLO vehicles are generally highly levered to include a discussion of the leverage of the specific CLO vehicles in which the Company is invested.

Prospectus

  Page 1 states, “The CLO vehicles which we focus on are collateralized primarily by senior secured loans made to companies whose debt is unrated or is rated below investment grade….” Please add disclosure to the prospectus that below investment grade securities are often referred to as “junk.”

The Company has added the above-referenced disclosure in response to the Staff’s comment.

  Page 3 states, “Shareholders should not assume that the source of all distributions is from our net profits and shareholders may periodically receive the payment of a dividend consisting of a return of capital.” (Emphasis added.) Please replace “dividend” with “distribution,” or explain to us why “dividend” is appropriate. Please make corresponding changes throughout the prospectus.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

  Footnote 4 to the fee table notes that the fee table shows the base management fee based on net assets, but that “to the extent we use leverage”, the base management fee would be higher. Please change “to the extent we use leverage it would have the effect of increasing our base management fee as a percentage of our net assets” to “since we use leverage, our base management fee is higher than shown in the fee table. Specifically, based on gross assets, our base management fee would have been X%, rather than 3.69%.”

Ms. Mary A. Cole
August 17, 2015

The Company advises the Staff on a supplemental basis that its base management fee is lower, not higher, as a percentage of gross assets due to the Company’s use of leverage. Accordingly, the Company has revised the disclosure in footnote 4 to the fee table to the following: “since we use leverage, our base management fee as a percentage of gross assets is lower than shown in the table. Specifically, based on gross assets, our base management fee would have been 2.00%, rather than 3.72%.”

Accounting Comments

  Represent supplementally to the staff that a prospectus supplement will be filed if the assumptions used in the calculation of the fee table are not accurate.

The Company advises the Staff on a supplemental basis that, in connection with any offering undertaken pursuant to the Registration Statement, it will update fees and expenses in any prospectus supplement to reflect changes in the assumptions included in the Prospectus.

  Footnote 8 to the Schedule of Investments identifies several Equity Investments that have not made the inaugural distribution as of March 31, 2015. As of June 30, 2015, did these investments all make their inaugural cash distributions? If not, supplementally discuss whether these non-cash income-producing securities are still accruing interest income or if they are in a nonaccrual status. Include in that discussion whether an incentive fee is accrued for these investments.

The Company advises the Staff on a supplemental basis that of the eight investments that had not made their respective inaugural distributions as of March 31, 2015, four investments had made their inaugural distributions by June 30, 2015, three investments had made their inaugural distributions during July 2015 and one investment has not made its inaugural distribution as of the date of this letter.

The Company further advises the Staff on a supplemental basis that the incentive fee payable by the Company to its investment adviser is based on all income recognized during a reporting period. The Company, since inception in 2011, has calculated income on its CLO equity investments under the effective yield methodology described in ASC 325-40. This methodology requires the Company to estimate future cash flows at the beginning of the period to establish an effective yield. This estimate of effective yield is revised on a periodic basis. As a result of this accounting policy, income is recognized independent of whether the CLO vehicle has made its inaugural distribution.

  Confirm supplementally that the investments do not have a payment in kind (PIK) component to them. If so, ensure that the cash interest is stated along with the PIK component.

Ms. Mary A. Cole
August 17, 2015

The Company advises the Staff on a supplemental basis that the Company did not hold any investments that produced income with a PIK component during the year ended March 31, 2015 and the quarter ended June 30, 2015.

  Footnote 5 to the Schedule of Investments states “[T]he CLO secured notes generally bear interest at a rate determined by reference to three-month LIBOR which resets quarterly. For each CLO debt investment, the rate provided is as of March 31, 2015.” However, the rate provided in the SOI was LIBOR + a fixed rate for each issue. The fixed component of this rate, when added to the 12/31/2014 three-month LIBOR rate, doesn’t agree to the disclosed rate in the 12/31/2014 SOI. Explain the discrepancy in the rates disclosed for the debt investments between the 12/31 and 3/31 SOIs.

For example:

	LIBOR Rate @ 3/31/2015*	Rate Stated on 3/31/2015 SOI	LIBOR Rate @ 12/31/2014*	Rate Stated on 12/31/2014 SOI
AMMC CLO XII, Ltd	0.27415%	LIBOR + 5.31%	0.25520%	5.28%

*Source: WSJ Online

The Company advises the Staff on a supplemental basis that the LIBOR rate resets quarterly and is determined on the business day preceding the current payment date for this investment. For the rate stated on the Company’s Schedule of Investments as of December 31, 2014, the LIBOR rate on November 7, 2014 was 0.23160%, which equates to a total rate of 5.28160% (which is correctly shown on the Schedule of Investments as of December 31, 2014). For the rate stated on the Company’s Schedule of Investments as of March 31, 2015, the LIBOR rate on February 9, 2015 was 0.25560%, which equates to a total rate of 5.30560%. The Schedule of Investments as of March 31, 2015 incorrectly stated a rate of “LIBOR + 5.31%” for this investment and should have shown a rate of either “5.31%” or “LIBOR + 5.05%”. The Company believes that the difference between the as issued “LIBOR + 5.31%” and the correct “LIBOR + 5.05%”, as well as similar differences on 4 additional CLO debt investments, is immaterial, both individually and in aggregate, to the March 31, 2015 financial statements as filed on Form N-CSR.

9.	Form N-2 provides that distributions to common shareholders and preferred shareholders should be shown on separate lines in the Financial Highlights table. Provide the distribution information as required by Form N-2. See Item 4.1.c. of Form N-2.

The Company advises the Staff on a supplemental basis that it is not appropriate to characterize the dividends paid on the Company’s outstanding mandatorily redeemable preferred stock as “distributions” and, therefore, it is not appropriate to add the above-referenced disclosure to the Financial Highlights table in the Prospectus. Under ASC 480-10-25-4, a mandatorily redeemable financial instrument is classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. The Company’s outstanding preferred stock is mandatorily redeemable and may be redeemed prior to the mandatory redemption date at the sole option of the Company. The associated accrued interest payable in the form of a dividend on the Company’s outstanding preferred stock is recognized as a debt expense and is already disclosed in the Financial Highlights table within the net investment income line item.

Ms. Mary A. Cole
August 17, 2015

In addition, the Company acknowledges that:

(1)	The Company is responsible for the accuracy and adequacy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Harry Pangas at (202) 383-0805.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:          Kathy Churko / U.S. Securities and Exchange Commission

Jonathan H. Cohen / Oxford Lane Capital Corp.

Harry Pangas, Esq. / Sutherland Asbill & Brennan LLP